FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of April 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Announcement of Establishment of NKSJ Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: April 1, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

April 1, 2010

Corporate Name:	NKSJ Holdings, Inc.
Name of the Representative:	Makoto Hyodo Chairman & Co-CEO
Name of the Representative:	Masatoshi Sato President & Co-CEO
(Securities Code: 8630	TSE, OSE)

Announcement of Establishment of NKSJ Holdings, Inc.

We hereby announce that SOMPO JAPAN INSURANCE INC. and NIPPONKOA Insurance Company, Limited today established NKSJ Holdings, Inc. in a statutory share exchange as a holding company and the two companies’ sole parent company, and that the shares of NKSJ Holdings, Inc. have been newly listed on the Tokyo Stock Exchange (First Section) and Osaka Securities Exchange (First Section).

1. Overview of NKSJ Holdings

1) Company name	NKSJ Holdings, Inc.

2) Business description	Management and administration of companies made subsidiaries pursuant to applicable provisions of the Insurance Business Act, including, but not limited to, casualty insurance companies and life insurance companies, and business incidental thereto

3) Location of head office	1-26-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

4) Officers	Makoto Hyodo, Representative Director,

Chairman and Chief Executive Officer

Masatoshi Sato, Representative Director,

President and Chief Executive Officer

Akira Genma, Director (outside)

Tsunehisa Katsumata, Director (outside)

Seiichi Asaka, Director (outside)

Sumitaka Fujita, Director (ourside)

Yoshiharu Kawabata, Director (outside)

Yasuhide Fujii, Director, Managing Executive Officer

Yuichi Yamaguchi, Director, Managing Executive Officer

George C. Olcott, Director (outside)

Kengo Sakurada, Director, Managing Executive Officer

Hiroyuki Yamaguchi, Director, Managing Executive Officer

Toshiyuki Takata, Executive Officer,

General Manager, Corporate Planning Department

Koichi Masuda, Auditor (outside)

Makiko Yasuda, Auditor (outside)

Motoyoshi Nishikawa, Auditor (outside)

Atau Kadokawa, Auditor

Jiro Handa, Auditor

5) Capital	100 billion yen

6) Fiscal year-end	March 31

2. Consolidated earnings and dividend forecasts

Consolidated earnings and dividend forecasts of NKSJ Holdings, Inc. for the current fiscal year (April 1, 2010 through March 31, 2011) will be announced when SOMPO JAPAN INSURANCE INC. and NIPPONKOA Insurance Company, Limited announce their full-year results.

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